EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2009

(In thousands)

Earnings
Net Income before noncontrolling interest	$14,681
Equity earnings	(1,940)
Income distribution from equity investees	1,520
Noncontrolling interest in pretax income	(2,502)
Amortization of capitalized interest	26
Interest capitalized	(851)
Federal and state income taxes	7,780
Fixed charges	5,955
Total Earnings as Defined	$24,669

Fixed Charges
Interest expense on long-term debt and other	$3,946
Interest on rentals*	977
Amortization of debt issuance costs	137
AFUDC borrowed funds	44
Capitalized interest	851
Total Fixed Charges	$5,955

Ratio of Earnings to Fixed Charges	4.14x

*Management believes that using one third of the total rental expense gives a reasonable approximation for actual interest on rentals.